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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2005
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F        x
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes
No     x

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EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
·
Trading statement, dated
November 4, 2005

SENS ANNOUNCEMENT – SCHEDULED FOR FRIDAY, 4
TH
NOVEMBER 2005
Naspers Limited
(Incorporated in the Republic of South Africa)
(Reg. N
o
1925/001431/06)
Share Code: NPN IZIN: ZAE000015889
(“Naspers”)
Trading statement

Shareholders are advised that, as is now required, Naspers Limited will prepare its annual financial statements for the year ending 31 March 2006 in accordance with International Financial Reporting
Standards (IFRS). For ease of comparison, the financial information relating to the prior year will also be restated in terms of IFRS.
The restated prior year headline earnings per share for the six months ended 30 September 2004 under IFRS is expected to amount to 233 cents. The comparable headline earnings per share for the six months ended 30 September 2005 is anticipated to increase to between 335 cents and 380 cents.
Earnings per share for the prior period ended 30 September 2004 was artificially boosted by a dilution profit of R380 million, arising mainly from the listing of Tencent in Hong Kong, an event that did not recur in the current year. As a consequence, the current year earnings per share under
IFRS for the six months ended 30 September 2005, is anticipated to be between 325 cents and 385 cents compared to the prior year restated earnings per share which is expected to amount to 364 cents.

The financial information on which this trading statement is based, has not been reviewed or reported on by the company’s auditors. Further details will be provided in the interim results of Naspers, which are due to be published on or about 29 November 2005.
Cape Town
4 November 2005
Sponsor: Investec Bank Limited

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SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: November 4, 2005 by
Name:    Stephan J. Z. Pacak
Title:       Director